PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies decided not to re-price options

Laval, Québec, CANADA – September 12, 2008 – The Board of Directors of Neptune Technologies & Bioressources Inc. (NASDAQ.NEPT - TSX.V.NTB) decided not to re-price any options including the previously announced 850,000 options owned by officers and directors.

About Neptune Technologies

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is sponsoring clinical research to demonstrate the therapeutic benefits in various medical indications. The Company patents its intellectual property, protects its industrial secrets and innovations and continuously expands its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. Neptune continues to strongly support its strategic development plan to form partnerships with worldwide leaders in the nutraceutical industries. Neptune has signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market.

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Neptune Technologies Contact
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.